Exhibit 3.15(b)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

KOLL TENDER CORPORATION III

KOLL TENDER CORPORATION III, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The First Article of the Certificate of Incorporation this Corporation is amended to read in its entirety as follows:

FIRST. The name of this corporation shall be:

CBRE-PROFI ACQUISITION CORP.

2. The Fourth Article of the Certificate of Incorporation of this Corporation shall be amended to read in its entirety as follows:

FOURTH. This Corporation is authorized to issue two classes of shares to be designated respectively Preferred Stock (“Preferred Stock”) and Common Stock (“Common Stock”). The total number of shares of capital stock that the Corporation is authorized to issue is two thousand (2,000). The total number of shares of Preferred Stock this Corporation shall have authority to issue is one thousand (1,000). The total number of shares of Common Stock this Corporation shall have authority to issue is one thousand (1,000). The Preferred Stock shall have no par value per share and the Common Stock shall have no par value per share.

The Board of Directors of the Corporation (the “Board of Directors”) is expressly authorized to adopt a resolution or resolutions providing for the issue of one or more series of Preferred Stock, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the General Corporation Law of the State of Delaware. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

3. That the Board of Directors by unanimous written consent, and the sole shareholder of the Corporation by written consent, adopted resolutions declaring advisable and approving the amendments listed above.

4. That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Section 242 and Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, KOLL TENDER CORPORATION III, has caused this certificate to be signed by its President, and attested by its Secretary this 26th day of February, 1999.

KOLL TENDER CORPORATION III

By:	/s/ James Didion
James Didion
President

Attest:

By:	/s/ Walter Stafford
Walter Stafford
Assistant Secretary